INVEST IN **HOMETEAM PIZZA**

Good Pizza for Good People



hometeamnash.com Nashville, TN

Highlights

1. Local pizzeria started by a husband & wife duo who built the company from the ground up.

2. Opening the first Hometeam Pizza brick & mortar location in the Belmont neighborhood this fall.

3. Proof of Concept - one of the top rated pizzerias in Nashville on Google.

4. Doubled sales 3 years in-a-row while operating out of a local restaurant incubator in Nashville.

5. Made from scratch dough & sauces, high quality meats, cheeses, and ingredients.

Featured Investor



Max Walzenbach
Syndicate Lead

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Invested $15,000

Founder of Mindful Data. Advisor, engineer and early believer in good people and local business.
mindfuldatastrategy.com

"As both a longtime customer and now an investor in Hometeam, I couldn't be

more excited about their new location near Belmont. My wife and I have worked with Sam and Kevin in the past, and we've seen firsthand the dedication, professionalism, and thoughtful approach they bring to everything they do. Hometeam isn't just serving up seriously good pizza — it's a growing, values-driven business with a track record of success year after year. Supporting this team was an easy decision, and I can't wait to see what's next."

Our Team



Kevin Jackson Owner

Operator of Hometeam Pizza. Former Teach For America corps member, 6th grade Math teacher, and football coach in Metro Nashville Public Schools. The Ohio State University BA in Strategic Communications.



Samantha Jackson Owner

The brains of the operation. Creator of Hometeam Ranch

Invest in Hometeam Pizza — A Beloved Local Brand Opening Its Flagship Location

Hometeam Pizza started with a simple mission: make really good pizza for really good people.

It all began in a home kitchen in Nashville's Nations neighborhood in 2019. We invited friends over, perfected our dough, and created a vibe that felt more like a hangout than a restaurant. By 2020, we were selling pizzas to neighbors and quickly building a reputation for quality and connection. In 2021, we moved into a shared commercial kitchen to keep up with demand—and the response was overwhelming.

Now, after serving over 11,000 pizzas to more than 6,000 happy customers, we're opening a dedicated, full-scale restaurant space to give our community what they've been asking for. And we're inviting you to be part of it.

Why Hometeam?

A Beloved Local Brand, Built from the Ground Up

- We've grown almost exclusively through word-of-mouth and organic social media.
- No marketing shortcuts—just high-quality pizza and true hospitality.
- We've earned a **perfect 5-star Google rating** and been featured in *Edible Nashville* and *Bussin' With The Boys*

Nashville and *Bussin' With The Boys*.

A Location That Makes Sense

Our new home will be in a **high-foot-traffic, high-demand part of Nashville**, surrounded by:

- Dense residential neighborhoods with strong local pride.
- Thriving college communities with a built-in base of pizza lovers.
- Young professionals and families looking for casual, quality dining options.

A Place Built for Community, Period.

Hometeam isn't just about great food—it's about connection.

Our restaurant is designed to be:

- A **gathering place** for families, friends, and coworkers.
- A spot to grab a slice for lunch or enjoy a full dinner and drinks.
- A hub for casual celebrations, happy hours, and weekend hangouts.
- A true neighborhood staple—offering dine-in, takeout, delivery, and catering.

We're building a warm, welcoming space where people feel like they're part of something—where everyone has a seat at the table and every visit feels a little like coming home.

We're Called Hometeam for a Reason

The name "Hometeam" is more than a brand—it's how we operate.

To us, your hometeam is your support system: the people who root for you, celebrate your wins, and pick you up when it's hard. We bring that spirit into everything we do—how we serve customers, how we treat employees, and how we connect with our community.

From partnering with local schools and youth sports teams to giving customers the kind of service they tell their friends about, **we're committed to doing business the right way**—with heart, integrity, and a deep respect for the people who make it possible.

Now We're Inviting You to Join the Team

This is your opportunity to **invest in Hometeam Pizza as we open our first permanent home**—a fully built-out, neighborhood-focused pizzeria with proven demand and a growing customer base.

We're offering a chance to own equity in a business that's not only already working, but ready to scale operations and revenue with the backing of our amazing supporters.

Whether you're a local who believes in supporting small business, a foodie who wants to be part of something special, or an investor looking for a meaningful and high-potential opportunity, **this is your chance to get in early.**

👋 Let's Talk

We'd love to tell you more about the story behind Hometeam, what makes our business model so strong, and why this is such a special moment for our community—and for future investors.

📩 **Reach out to schedule a time to connect.**

We'll walk you through the opportunity, the team, and how you can be part of the Hometeam Pizza journey.